# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UR-ENERGY INC, CIK 0001375205
CUSIP: 91688R108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 10758 W. Centennial Road, Suite 200, Littleton, Colorado (CO), 80127
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001432354-24-000016
Filed by CIK 0001432354

## Reporting persons
- Global X Management CO LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 19,568,210; shared voting power 0; sole dispositive power 19,568,210; shared dispositive power 0; aggregate amount beneficially owned 19,568,210 (5.37% of the class)

## Item 1. Issuer
Name of issuer: UR-ENERGY INC
Address of issuer's principal executive offices: 10758 W. Centennial Road, Suite 200, Littleton, Colorado, 80127

## Item 2. Person Filing
Name of person filing: Global X Management Company LLC ("GXMC")
Address of principal business office or, if none, residence:
605 3rd Avenue, 43rd Floor
New York, NY 10158
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information in items 1 and 5 through 11 on the cover pages (p. 2) on Schedule 13G is hereby incorporated by reference.
Percent of class: 5.37
Sole power to vote or to direct the vote: 19,568,210
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,568,210
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Global X Management CO LLC: /s/ Ryan O'Connor, Ryan O'Connor, Chief Executive Officer (02/14/2025)